UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Sierra Wireless, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

826516106

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 826516106

1	Name of Reporting Person Bruce A. Karsh

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,100,000

	6	Shared Voting Power

	7	Sole Dispositive Power 1,100,000

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.5%

12	Type of Reporting Person IN

This Amendment No. 1 to Schedule 13G is being filed by the Reporting Person (as defined below) and amends and restates in its entirety the Schedule 13G filed with the Securities and Exchange Commission on May 11, 2010 by the Reporting Person.

Item 1.
	(a)	Name of Issuer: Sierra Wireless, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4

Item 2.
(a)-(c)

Name of Persons Filing; Address of Principal Business Office; and Citizenship:
This Amendment No. 1 to Schedule 13G is filed by Bruce A. Karsh (the “Reporting Person”).

The principal business address of the Reporting Person is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The Reporting Person is a citizen of the United States.

	(d)	Title of Class of Securities: Common Shares (“Common Shares”)
	(e)	CUSIP Number: 826516106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940, as amended;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13-1(b)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act, as amended;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940, as amended;
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned: 1,100,000
(b) Percent of class: 3.5%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 1,100,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or direct the disposition of : 1,100,000
(iv) Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Common Shares reported on this Schedule 13G are directly held by (i) the Reporting Person in a joint account with his wife and (ii) a family foundation of which the Reporting Person is the trustee.  The Reporting Person has the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2011

BRUCE A. KARSH

/s/ Bruce A. Karsh